SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 2000

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

                  Statement Pursuant to Section 12(i) of the Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b).

         (To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate).


1.       Name and business address of persons filing statement.

         See attached Exhibit A.

2.       Names  and  business   addresses  of  any  persons   through  whom  the
         undersigned propose to act in matters included within the exemption provided by paragraph (b) of Rule 71.

         None.

3. Registered holding companies and subsidiary companies by which the undersigned are regularly employed or retained.

         Central and South West Corporation and its subsidiaries.

4. Position or relationship in which the undersigned are employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

         See attached Exhibit B.

5.      (a)       Compensation   received  during  the  current  year  and
                  estimated to be received  over the next two calendar  years by
                  the  undersigned  or  others,  directly  or  indirectly,   for
                  services  rendered  by  the  undersigned,  from  each  of  the
                  companies   designated   in  item  3.  (Use   column   (a)  as
                  supplementary statement only.)

                  See attached Exhibit C.

         (b)      Basis for compensation if other than salary.

                  None.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

         Not applicable.

         (a)      Total amount of routine expenses charged to client:


         (b)      Itemized list of all other expenses:



Date:  March 10, 1998


                       Central and South West Corporation

                           By:  /s/ E.R. Brooks
                                E.R. Brooks

                           By:  /s/ Larry B. Connors
                                Larry B. Connors

                           By:  /s/ Glenn Files
                                Glenn Files

                           By:  /s/ T.M. Hagan
                                T.M. Hagan

                           By:  /s/ Wendy Hargus
                                Wendy Hargus

                           By:  /s/ Stephen J. McDonnell
                                Stephen J. McDonnell

                           By:  /s/ Ferd. C. Meyer, Jr.
                                Ferd. C. Meyer, Jr.

                           By:  /s/ Glenn D. Rosilier
                                Glenn D. Rosilier

                           By:  /s/ T.V. Shockley, III
                                T.V. Shockley, III